Saints Advisors, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	17,124
Auto and equipment, net		8,081
Prepaid expense		1,284
Total assets	$	26,489

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	285
Total liabilities		285
Member's equity		
Member's equity		26,204
Total member's equity		26,204
Total liabilities and member's equity	$	26,489

The accompanying notes are an integral part of these financial statements